Exhibit 99.1

Camtek Ltd.
and its Subsidiaries

Interim Condensed Consolidated
Financial Statements
As of September 30, 2020
(Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at September 30, 2020

Contents

Page

Interim Unaudited Condensed Consolidated Balance Sheets	F-3

Interim Unaudited Condensed Consolidated Statements of Operations	F-4 to F-5

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity	F-6 to F-7

Interim Unaudited Condensed Consolidated Statements of Cash Flows	F-8 to F-9

Notes to the Interim Unaudited Condensed Consolidated Financial Statements	F-10 to F-17

Camtek Ltd. and its Subsidiaries
Interim Unaudited Condensed Consolidated Balance Sheets

		September 30,	December 31,
		2020	2019
	Note	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	5A	26,042	38,047
Short-term deposits		80,000	51,500
Trade accounts receivable, net		33,747	31,443
Inventories	5B	34,436	23,803
Other current assets	5C	3,032	2,909

Total current assets		177,257	147,702

Property, plant and equipment, net	5D	18,886	18,526

Long term inventory	5B	4,090	2,791
Deferred tax assets, net		8	746
Other assets, net		80	113
Intangible assets, net	5E	619	491

		4,797	4,141

Total assets		200,940	170,369

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		20,468	11,334
Other current liabilities	5F	24,283	20,272

Total current liabilities		44,751	31,606

Long term liabilities
Other long-term liabilities		2,191	2,461
		2,191	2,461
Total liabilities		46,942	34,067

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2020 and at December 31, 2019;
41,303,757 issued shares at September 30, 2020 and 40,742,355 at December 31, 2019;
39,211,381 shares outstanding at September 30, 2020 and 38,649,979 at December 31, 2019;	3	159	157
Additional paid-in capital		104,909	101,327
Retained earnings		50,828	36,716
		155,896	138,200
Treasury stock, at cost (2,092,376 shares as of September 30, 2020 and December 31, 2019)		(1,898)	(1,898)

Total shareholders' equity		153,998	136,302

Total liabilities and shareholders' equity		200,940	170,369

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operation

(In thousands, except per share data)

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2020	2019	2020	2019	2019
	Note	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	4	107,240	100,818	40,061	32,470	134,019
Cost of revenues		57,315	51,875	20,636	17,252	69,235

Gross profit		49,925	48,943	19,425	15,218	64,784

Research and development costs		13,952	11,891	5,068	4,164	16,331
Selling, general and
administrative expenses	6A	21,374	19,668	8,036	6,681	26,481
		35,326	31,559	13,104	10,845	42,812

Operating income		14,599	17,384	6,321	4,373	21,972

Financial income, net	6B	958	340	307	188	801

Income from continuing
operations before taxes		15,557	17,724	6,628	4,561	22,773

Income tax expense		(1,445)	(1,508)	(604)	(398)	(1,950)

Net income from continuing operations		14,112	16,216	6,024	4,163	20,823

Discontinued operations
Income from discontinued operations
Income before tax expense		-	1,257	-	-	1,257
Income tax expense		-	(94)	-	-	(94)

Net income from discontinued
operations		-	1,163	-	-	1,163

Net income		14,112	17,379	6,024	4,163	21,986

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations (cont'd )

Net income per ordinary share:

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2020	2019	2020	2019	2019
	Note	U.S. dollars		U.S. dollars		U.S. dollars

Basic earnings from continuing operations		0.36	0.43	0.15	0.11	0.55

Basic earnings from discontinued operations		-	0.03	-	-	0.03

Basic net earnings		0.36	0.47	0.15	0.11	0.58

Diluted earnings from continuing operations		0.35	0.43	0.15	0.11	0.54

Diluted earnings from discontinued operations		-	0.03	-	-	0.03

Diluted net earnings		0.35	0.46	0.15	0.11	0.57

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic		38,957	37,286	39,176	38,541	37,626

Diluted		39,878	38,064	40,066	39,307	38,432

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

	Ordinary Shares		Number of		Additional		Total
	NIS 0.01 par value		Treasury	Treasury	paid-in	Retained	shareholders'
	Number of	U.S. Dollars	Shares	stock	capital	earnings	equity
	Shares Issued	(in thousands)	U.S. Dollars (in thousands)

Balances at
December 31,
2018	38,535,445	151	(2,092,376)	(1,898)	81,873	21,281	101,407

Issuance of shares	1,700,000	5	-	-	16,048	-	16,053
Share-based
compensation
expense	-	-	-	-	1,250	-	1,250
Exercise of share
options	379,794	1	-	-	298	-	299
Net income	-	-	-	-	-	13,216	13,216

Balances at
June 30, 2019	40,615,239	157	(2,092,376)	(1,898)	99,469	34,497	132,225

Share-based
compensation
expense	-	-	-	-	818	-	818
Exercise of share
options	73,781	*	-	-	65	-	65
Dividend distributed	-	-	-	-	-	(6,551)	(6,551)
Net income	-	-	-	-	-	4,163	4,163

Balances at
September 30, 2019	40,689,020	157	(2,092,376)	(1,898)	100,352	32,109	130,720

Issuance of shares	-	-	-	-	(27)	-	(27)
Share-based
compensation
expense	-	-	-	-	824	-	824
Exercise of share
options	53,335	*	-	-	178	-	178
Net income	-	-	-	-	-	4,607	4,607
Balances at
December 31, 2019	40,742,355	157	(2,092,376)	(1,898)	101,327	36,716	136,302

Share-based
compensation
expense	-	-	-	-	1,768	-	1,768
Exercise of share
options	382,359	1	-	-	333	-	334
Net income	-	-	-	-	-	8,088	8,088

Balances at
June 30, 2020	41,124,714	158	(2,092,376)	(1,898)	103,428	44,804	146,492

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity (cont'd)

Share-based
compensation
expense	-	-	-	-	1,297	-	1,297
Exercise of share
options	179,043	1	-	-	184	-	185
Net income	-	-	-	-	-	6,024	6,024

Balances at
September 30, 2020	41,303,757	159	(2,092,376)	(1,898)	104,909	50,828	153,998

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. dollars		U.S. dollars		U.S. dollars

Cash flows from operating activities:
Net income	14,112	17,379	6,024	4,163	21,986
Discontinued operations, net of cash	-	(1,163)	-	-	(1,163)
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	1,625	1,577	568	526	2,134
Deferred tax expense	738	1,071	512	255	1,526
Share based compensation expense	3,065	2,068	1,297	818	2,892
Change in provision for doubtful debts	(83)	(205)	(83)	-	(29)
Loss on disposal of fixed assets	-	63	-	63	64

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(2,360)	3,223	5,748	(2,192)	156
Inventories	(12,838)	2,119	(5,824)	2,062	4,798
Due from related parties, net	56	19	36	(47)	58
Other assets	(146)	269	455	186	(236)
Trade accounts payable	9,136	(4,036)	(83)	(764)	(4,100)
Other current liabilities	4,008	(4,312)	(3,757)	(341)	(3,577)
Liability for employee severance benefits, net	110	60	64	6	117

Net cash provided by operating
activities of continued operations	17,423	18,132	4,957	4,735	24,626

Net cash provided by operating
activities	17,423	18,132	4,957	4,735	24,626
Cash flows from investing activities:
Investment in short-term deposits	(28,500)	(24,000)	(11,000)	(24,000)	(51,500)
Purchase of fixed assets	(1,390)	(1,080)	(615)	(426)	(1,256)
Purchase of intangible assets	(196)	(106)	(70)	(40)	(106)

Net cash used in investing
activities from continuing operations	(30,086)	(25,186)	(11,685)	(24,466)	(52,862)

Net cash provided by investing activities of discontinued operations	-	1,257	-	-	1,257
Net cash used in investing
activities	(30,086)	(23,929)	(11,685)	(24,466)	(51,605)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows (cont'd)

(In thousands)

Cash flows from financing activities:
Share issuance, net	-	16,053	-	-	16,026
Proceeds from exercise of share options	519	364	185	65	542
Dividend payment	-	(6,551)	-	(6,551)	(6,551)

Net cash provided by (used in) financing activities	519	9,866	185	(6,486)	10,017
Effect of change in exchange rate on cash and cash equivalents	139	36	116	(11)	74

Net increase (decrease) in cash and cash
equivalents	(12,005)	4,105	(6,427)	(26,228)	(16,888)
Cash and cash equivalents at beginning of
the period	38,047	54,935	32,469	85,268	54,935

Cash and cash equivalents at end of the
period	26,042	59,040	26,042	59,040	38,047

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. dollars		U.S. dollars		U.S. dollars

Supplementary cash flows information:
Income taxes paid	308	512	97	172	666
Lease payments	780	799	250	271	1,077

Non-cash transactions:
Fixed assets purchased with supplier credit	152	73	152	73	154

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(US Dollar Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or the “Company”), an Israeli corporation, is jointly controlled 22.9% by Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange and 20% by Chroma Ate Inc., a Taiwanese company (“Chroma”) (See Note 1(C) below). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing product yield and reliability, and enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
As detailed in the annual financial statements as of December 31, 2019, since January 2020, the Covid-19 outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. At present, business activity is continuing at all of the Company’s locations, with new routines implemented as required by local Covid-19 regulations.

From the beginning of the outbreak, the Company has been carefully managing the risks and its global operations. The Israeli facility has been able to maintain its required production levels. Worldwide, the Company has benefitted from its strategy of having in place local professional teams in each of its territories that can independently install and support systems. The Company has been able to minimize the impact of the Covid-19 pandemic on its business activity and to deliver most of its orders for the first nine months of 2020 on time.

C.
In February 2019, Chroma acquired approximately 20.5% of Camtek’s shares in a cash transaction. 6,117,440 Camtek shares were purchased from Priortech for $58,100 and an additional 1,700,000 new shares were issued by Camtek to Chroma for $16,200. The cash consideration was calculated based on a share-price of $9.50 per Camtek share, which reflected a 29% premium on Camtek’s closing price as of February 8, 2019.

A voting agreement was signed between Priortech and Chroma according to which the parties agreed to vote together in Camtek’s shareholders’ meetings. According to the voting agreement, after the closing of the transaction, Chroma is entitled to two seats on Camtek’s Board of Directors and Priortech is entitled to three seats.

In addition to the investment, Chroma and Camtek entered into an agreement in which Camtek will in the future license its triangulation technology, a metrology solution, in a fee-bearing license for non-semiconductor applications to be used by Chroma. In addition, Chroma and Camtek agreed to cooperate in potential projects for the semiconductor market based on synergies between their inspection and metrology technologies.

The transaction was completed in June 2019.

D.
In September 2017, the Company completed the sale of its PCB inspection and metrology business unit. The buyers acquired all of the assets and liabilities related to the PCB business unit, including 100% equity interests in the Company’s Chinese and Taiwanese subsidiaries. The Company received total cash consideration of $32,000 upon closing and a further $1,257 in 2019 based upon the PCB business unit's financial performance in 2018.

Due to the sale of the Company’s PCB business, the results of this unit ceased to be consolidated in 2017 and are accounted as discontinued operations.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(US Dollar Amounts in thousands, except per share data)

Note 2 - Basis of Preparation

A.          Statement of compliance

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated interim statements should be read in conjunction with the Company’s 2019 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine-month periods ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ended December 31, 2020 or for any other future period.

B.          Recent Accounting Pronouncements

1.    In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. The Company adopted the new standard effective January 1, 2020 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

2.    In August 2018, the FASB issued Accounting Standard Update No. 2018-13, Changes to Disclosure Requirements for Fair Value Measurements (Topic 820) (ASU 2018-13), which improved the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements. The Company adopted the new standard effective January 1, 2020 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

3.    In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective in the first quarter of 2021 on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(US Dollar Amounts in thousands, except per share data)

Note 3 - Shareholders’ Equity

A.          General

The Company’s shares are traded on the NASDAQ Global Market under the symbol “CAMT”, and also listed and traded on the Tel-Aviv stock exchange

B.          Changes in Stock Options and RSUs

In the first nine months of 2020, 561,402 stock options were exercised.

In the first nine months of 2020, 494,750 restricted share units (RSUs) were granted by the Company. The RSUs vest over a four-year period.

C.          Share-based Compensation Expense

The total share-based compensation expense amounted to $3,065, $2,068, $1,297, $818 and $2,892 for the nine-month periods ended September 30, 2020 and 2019, the three-month periods ended September 30, 2020 and 2019 and the year ended December 31, 2019, respectively.

Note 4 – Segment Information

The Company has a single reportable operating segment.

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. Dollars

Asia Pacific	97,317	85,346	35,403	24,755	115,925
United States	4,425	9,303	1,167	3,881	10,388
Europe	5,498	6,169	3,491	3,834	7,706

	107,240	100,818	40,061	32,470	134,019

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(US Dollar Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information

A.          Cash and cash equivalents

The Company’s cash and cash equivalent balance at September 30, 2020 and December 31, 2019 is denominated in the following currencies:

	September 30,	December 31,
	2020	2019
	U.S. Dollars

US Dollars	22,287	32,675
New Israeli Shekels	2,143	3,318
Euro	616	707
Other currencies	996	1,347

	26,042	38,047

B.          Inventories

	September 30,	December 31,
	2020	2019
	U.S. Dollars

Components	18,922	13,822
Work in process	7,387	6,019
Finished products (including systems at customer locations not yet sold)	12,217	6,753

	38,526	26,594

Inventories are presented in:

	September 30,	December, 31
	2020	2019
	U.S. Dollars

Current assets	34,436	23,803
Long-term assets	4,090	2,791

	38,526	26,594

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(US Dollar Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information (cont’d)

C.          Other Current Assets

	September 30,	December 31,
	2020	2019
	U.S. Dollars

Due from Government institutions	1,106	955
Prepaid expenses	631	476
Interest receivable	568	348
Income tax receivables	449	846
Deposits for operating leases	191	149
Other	68	60
Due from related parties	19	75

	3,032	2,909

D.          Property, Plant and Equipment, Net

	September 30,	December, 31
	2020	2019
	U.S. Dollars

Land	863	863
Building	14,387	14,253
Machinery and equipment	9,824	8,416
Office furniture and equipment	724	625
Computer equipment and software	4,681	4,652
Automobiles	87	87
Leasehold improvements	546	546
Right of use assets	2,676	2,471
	33,788	31,913

Less accumulated depreciation	14,902	13,387

	18,886	18,526

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(US Dollar Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information (cont’d)

E.          Intangible Assets, Net

	September 30,	December 31,
	2020	2019
	U.S. Dollars

Patent registration costs	1,906	1,711

Accumulated amortization and impairment	1,287	1,220

Total intangible assets, net	619	491

F.          Other Current Liabilities

	September 30,	December 31,
	2020	2019
	U.S. Dollars

Accrued employee compensation and related benefits	8,376	7,713
Commissions	6,336	5,963
Advances from customers and deferred revenues	4,577	2,004
Accrued warranty costs	1,958	1,723
Accrued expenses	1,413	1,343
Government institutions	916	700
Operating lease obligations	707	826

	24,283	20,272

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(US Dollar Amounts in thousands, except per share data)

Note 6 - Statements of Operations information

A.	Selling, general and administrative expenses

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. Dollars

Selling (1)	15,397	14,277	5,846	4,861	19,294
General and administrative	5,977	5,391	2,190	1,820	7,187

	21,374	19,668	8,036	6,681	26,481

(1) Including shipping and handling costs	1,694	766	557	218	1,063

B.          Financial income (expenses), net

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. Dollars

Interest income	1,047	1,017	318	399	1,412
Other, net (1)	(89)	(677)	(11)	(211)	(611)

	958	340	307	188	801

(1) Including foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars	13	(655)	34	(265)	(352)

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(US Dollar Amounts in thousands, except per share data)

Note 7 - Balances with Related Parties

	September 30,	December 31,
	2020	2019
	U.S. Dollars

Due from affiliated companies	19	75